Mail Stop 3561   March 13, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

          Re: Java Detour, Inc.
                 Amendment No. 1 to Registration Statement on Form 10-SB
                 Filed February 14, 2006
                 File No. 0-52357

Dear Mr. Binninger:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel
free to call us at the telephone numbers listed at the end of this letter.

General

   1. We have reviewed your response to comments 3, 4, and 5 in our letter dated
      January 5, 2007 and note that you did not include the requested financial
      statements in your amended filing. In your next Form 10-K and/or amended
      registration statement, whichever is filed first, please ensure you include financial
      statements of the accounting acquirer, JDCO, Inc. through December 31, 2006
      that fully reflect your recapitalization transaction. As previously requested, please
      also:

      • Detail for us <u>in your response</u> the balance sheet adjustments you recorded on
        the acquisition date. To assist in our review, provide us with a tabular
        presentation of your balance sheet on the acquisition date that includes
        columns for (1) Media USA before the merger, (2) JDCO before the merger,
        (3) acquisition adjustments, and (4) the consolidated company after the
        merger; and

      • Explain how the transaction impacted your historical earnings per share
        computations, including the effect on your weighted average shares
        outstanding.

Item 1. Description of Business, page 1

Overview

2. We note your response to comment 6 in our letter of January 5, 2007. Please furnish support that your drink preparation systems are "highly refined." Absent support, please delete this description.

Company-Owned Stores, page 2

3. We note the deletions in the number of stores to be opened pursuant to the Development Agreement and the time period with Pavilion Development. Were these agreements modified to delete those provisions? If not, your discussion should include that information and indicate in the case of the Development Agreement the reasons for not meeting the terms as well as the consequences. In addition, your agreements should indicate the dates and material terms of each contract. State the current status of the Cinnabon stores. We note from your discussion you anticipate they will be operational by the end of the 1st quarter. Revise the discussion with Pavilion to discuss how "assistance" is defined. File the contracts pursuant to Number 6 in Part III of Form 1-A. We may have further comment.

Expanding complementary…, page 4

4. Revise to clarify, if true, that you intend to hire a sourcing director, but you are not in the "process" of hiring someone.

Description of Property, page 25

5. Indicate the expiration date of existing stores and if any will be in the near future, state the status of any negotiations for extensions.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 15

6. We note your response to comment 26 in our letter of January 5, 2007. Please quantify your financial obligations under the agreements you describe under Company owned stores.

7. It is unclear where you have responded to comment 27 in our letter of January 5, 2007. Please advise or revise.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies and Estimates, page 16

8. Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in assumptions used in determining the fair value of your long-lived assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. Please also limit your critical accounting policies to those where:

    •   the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

    •   the impact of the estimates and assumptions on financial condition or operating performance is material.

Results of Operations, page 20

9. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in selling and general administrative expenses for the nine months ended 2005 to 2006 was primarily due to decreases in staffing support growth and in insurance and professional fees. Please explain in reasonable detail the reasons why these items decreased. See SEC Release No. 33-8350.

10. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please ensure you quantify in dollars:

- changes in comparable store sales and non-comparable store sales in your analysis and discussions of revenues; and

- the amounts of material merchandise costs and buying and occupancy costs in your analysis and discussions of costs of sales.

Please refer to Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

11. Please disclose how you calculate the change in same store sales from period to period, including how you treat relocated and remodeled stores as well as stores that were closed or sold during the period.

Liquidity and Capital Resources, page 22

12. Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including changes in working capital components. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. In addition, to the extent that you have any material commitments, please disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. Please refer to Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Executive Compensation, page 28

13. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. Refer to Items 6 and 7 of Form 10-SB and Securities Act Release No. 33-8732A; 34-55009 located on our website at www.sec.gov.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 29

14. We note your response to comment 28 in our letter of January 5, 2007. It does not appear you have discussed the basis on which the terms of the reverse merger were determined. Please advise or revise.

Consolidated Balance Sheet, page F-3

15. We have reviewed your response to comment 33 in our letter dated January 5, 2007. As required by paragraphs 18-19 of SFAS 5 and Rule 4-08(b) of Regulation S-X, please disclose the carrying amount of assets pledged as collateral under your debt agreements.

16. We have reviewed your response to comment 34 in our letter dated January 5, 2007 and note that the cost of the leasehold improvements contributed to you by the original stockholders exceeded the book value of your receivable due from stockholders. Citing applicable accounting guidance, please explain how you accounted for this contribution of assets and tell us if you recorded an addition to equity for the excess contribution. In order to facilitate our review, please provide us with the journal entries you used to record the asset contribution.

Consolidated Statements of Operations, page F-4

17. We have reviewed your response to comment 36 in our letter dated January 5, 2007. We do not understand the methodology you have used to categorize expense items between controllable and non-controllable expenses. In this regard, we note that operating supplies are included in controllable expenses while advertising and marketing expenses are included in the uncontrollable category. We would expect the opposite to be true. We would generally expect expenses to be classified and disclosed by function (cost of sales, selling expenses, and general administrative expenses) or by their nature (materials, wages, depreciation, and so forth). Please reclassify the amounts included in these line items to selling general and administrative expenses, other operating costs and expenses, or a more appropriate functional expense line item, as applicable.

Consolidated Statements of Cash Flows, page F-6

18. Please explain why you classify changes in the due from stockholders line item within operating cash flows. Considering that these amounts represent advances to stockholders, it appears that classification within financing activities is more appropriate. Please also explain why the contribution of non-monetary assets in settlement of the due from stockholders receivable has not been reflected as a non-cash transaction on your consolidated statements of cash flows for the nine months ended September 30, 2006 on page F-26. See paragraph 32 of SFAS 95.

Revenue Recognition, page F-9

19. We have reviewed your response to comment 39 in our letter dated January 5, 2007. As discussed in paragraph 7 of EITF 01-09, offers of free or discounted products that are exercisable after a customer has completed a specified

cumulative of revenue transactions, such as "point" and loyalty programs, are outside the scope of EITF 01-09. Accordingly, your reward/gift card program should be accounted for under EITF 00-22 and you should either defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed or accrue for the cost of the awards as they are earned by customers. If you accrue for these awards as they are earned, we further believe that the related expense should be reflected in cost of sales. Please revise your financial statements to comply with EITF 00-22.

Note 5 – Notes Receivable, page F-13

20. We have reviewed your response to comment 42 in our letter dated January 5, 2007 and continue to believe that you should present the gain on sale of your store within non-operating income. It does not appear that you have sold owned stores in the past and you do not appear to discuss your plans and prospects for selling owned stores going forward. Furthermore, the amount currently recorded in revenue is a net gain, not the gross proceeds on sale, and it appears the entire gain went directly to gross margin since there was no corresponding cost of sale. Please revise your filing accordingly or tell us why you still believe your presentation is appropriate.

Note 11 – Income Taxes, page F-18

21. We have reviewed your response to comment 44 in our letter dated January 5, 2007 and again request that you review your income tax disclosures to ensure they fully comply with paragraphs 45-47 of SFAS 109. Your bottom table on page F-19 should reconcile to the total income tax benefit and not just the current portion. Please also tell us how the valuation allowance increases disclosed in your table at the top of page F-19 reconcile to the net change in the valuation allowance quantified in the last paragraph of Note 11.

22. We have reviewed your response to comment 46 in our letter dated January 5, 2007. As previously requested, please disclose in your filing the information requested in our prior comment. Please also clarify where you have presented the table reconciling the historical relationship between pre-tax earnings for financial reporting purposes and taxable income for income tax purposes.

Notes to Unaudited Consolidated Financial Statements

Note 14 – Private Placement and Proposed Reverse Merger, page F-42

23. We have reviewed your response to comment 47 in our letter dated January 5, 2007. Please note that you must adopt FASB Staff Position No. EITF 00-19-2 on January 1, 2007. The FSP requires that a contingent obligation to make future

payments or otherwise transfer consideration under a registration payment arrangement be separately analyzed under SFAS 5 and FIN 14. Please tell us the impact the adoption of FSP 00-19-2 had on your financial statements as of the required implementation date.

***

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas Poletti, Esq.
        Fax: (310) 552-5001